

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2019

David Leeb
General Counsel
Box, Inc.
900 Jefferson Ave.
Redwood City, California 94063

Re: **Box, Inc.**
Form 10-Q for Fiscal Quarter Ended April 30, 2019
Exhibit Nos. 10.1, 10.2 and 10.3
Filed June 6, 2019
File No. 001-36805

Dear Mr. Leeb:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your related materials in accordance with your request.

Sincerely,

Division of Corporation Finance